August 7, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20594

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Orbitz Worldwide, Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014, which was filed with the Securities and Exchange Commission on August 7, 2014.

Respectfully submitted,

Orbitz Worldwide, Inc.

/s/ James F. Rogers

James F. Rogers
Senior Vice President and General Counsel